PRICING NOTIFICATION

Dated: January 28, 2021

Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated January 28, 2021

Relating to the Preliminary Prospectus dated January 21, 2021

Registration File No. 333-251395

The following pricing notification is provided for your convenience and information. The information herein is qualified in its entirety by reference to the prospectus relating to the security. Capitalized terms used but not defined herein have the meanings ascribed to them in the prospectus.

Pricing Notification — Trinity Capital Inc.

Issuer:	Trinity Capital Inc. (“Trinity”) is an internally managed specialty lending company that provides debt, including loans and equipment financings, to growth stage companies, and has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended.

Ticker Symbol (Exchange):	TRIN (Nasdaq Global Select Market)

Type of Offering:	Initial Public Offering of Common Stock

Price:	$14.00

Trade Date:	January 29, 2021

Settlement Date:	February 2, 2021

CUSIP No:	896442 308

Size of Company Offering:	6,900,000 shares; approximately $96.6 million

Size of Selling Stockholder Offering:	475,274 shares; approximately $6.7 million

Use of Proceeds:	Trinity intends to use the net proceeds from this offering to pay down a portion of its existing indebtedness outstanding under its credit agreement, to make investments in accordance with its investment objective, and for general corporate purposes.

Over-allotment Option:	15%

Common Stock Outstanding Post-Offering:	25,308,984 (excluding exercise of the over-allotment option)

Joint Book-Running Managers:	Keefe, Bruyette & Woods, A Stifel Company Wells Fargo Securities UBS Investment Bank

Co-Managers:	Janney Montgomery Scott B. Riley Securities Ladenburg Thalmann Compass Point

A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission (the “SEC”) and declared effective. The prospectus for this offering can be accessed without charge at the SEC’s EDGAR service on the SEC’s website, www.sec.gov. Alternatively, a copy of the prospectus may be obtained from: Keefe, Bruyette & Woods, Inc., Attn: Debt Capital Markets, 787 7th Avenue, 4th Floor, New York, NY 10019, (telephone number: 1-800-966-1559); Wells Fargo Securities, LLC, Attention: Equity Syndicate Department, 500 West 33rd Street, New York, NY, 10001, by telephone at (800) 326-5897 or by email at cmclientsupport@wellsfargo.com; and UBS Securities LLC, Attention: Prospectus Department, 1285 Avenue of the Americas, New York, NY 10019, telephone: (888) 827-7275 or email: ol-prospectusrequest@ubs.com.

Investors are advised to carefully consider the investment objectives, risks and charges and expenses of Trinity before investing. The preliminary prospectus, dated January 21, 2021, contains this and other information about Trinity and should be read carefully before investing. The information in the registration statement, preliminary prospectus and herein is not complete and may be changed.

This communication will not constitute an offer to sell or the solicitation of an offer to buy the securities described above nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to their registration or qualification under the securities laws of any such state or jurisdiction. Offers of these securities are made only by means of the prospectus. The SEC has not approved or disapproved these securities or passed upon the adequacy of the preliminary prospectus. Any representation to the contrary is a criminal offense.

This communication does not constitute an offer of securities to the public in the United Kingdom or in any member state of the European Economic Area. In the United Kingdom, this communication is only intended for distribution to persons in the United Kingdom who are “qualified investors” within the meaning of Article 2 of Regulation (EU) 2017/1129 as it forms part of the domestic law of the United Kingdom by virtue of the European Union (Withdrawal Act 2018)  (the “UK Prospectus Regulation”) who are: (i) “investment professionals” as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”); or (ii) entities falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Order; and (c) persons to whom it can otherwise lawfully be distributed (all such persons together being referred to as “relevant persons”). Any investment activity to which this communication relates will only be available to, and will only be engaged with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

In the European Economic Area this communication is only intended for distribution to persons in member states of the European Economic Area who are “qualified investors” within the meaning of Article 2(e) of Regulation (EU) 2017/1129 (the “EU Prospectus Regulation”).

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.